                                                                   Exhibit 99.95

News release via Canada NewsWire, Toronto 416-863-9350

                 Attention Business/Financial Editors:
                 TRANSITION THERAPEUTICS ANNOUNCES FIRST QUARTER

                          FISCAL 2006 FINANCIAL RESULTS

TORONTO, NOV. 4 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), a biopharmaceutical company focused on developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2005.

RECENT HIGHLIGHTS

During the three months ended September 30, the Company achieved the following significant milestones:

     - Commenced patient enrolment in an exploratory Phase IIa clinical trial for its lead regenerative therapy E1- I.N.T.(TM) in type II diabetes patients;

     - Commenced patient enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C; - Commenced the clinical development of the Alzheimer's disease lead product AZD-103, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

     - Received the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc. To date, Transition has received $800,000 in cash payments and is entitled to anniversary payments totalling $2.7 million over the next three years plus royalties on product sales;

     - Published positive preclinical efficacy data with lead regenerative product E1- I.N.T.(TM) in the September issue of the journal, "Diabetes";

     - A study demonstrating E1- I.N.T.(TM) can stimulate the regeneration of human islet cells implanted into mice, was published in abstract form in the September issue of the "Canadian Journal of Diabetes";

     - The Company was issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus. The Company's patent portfolio currently includes 11 issued patents and patent applications pending in multiple jurisdictions throughout the world.

Subsequent to the quarter end, the Company:

     - Acquired the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. In addition, the Company has acquired a pipeline of lead drug candidates targeting osteoporosis and cancer as well as a discovery program identifying drug candidates to five of the most sought-after disease targets in clinical development today.

STRATEGIC ACQUISITION

OPTIMOL(TM)  TECHNOLOGY

Optimol(TM) is a patented technology that identifies and optimizes lead compounds in about six months which is considerably less time than industry standards. The speed, accuracy and flexibility of the Optimol(TM) technology has been validated through the successful completion of multiple screening studies for large pharmaceutical companies across a wide variety of drug targets. The Optimol(TM) technology is covered by 13 issued patents. With the Optimol(TM) technology, Transition is well-positioned to effectively compete with large pharmaceutical and biotech companies for the development of therapeutics to validated disease targets.

PIPELINE OF LEAD CANDIDATES

The acquired pipeline of lead candidates were identified and optimized with the Optimol(TM) technology and include selective estrogen receptor modulators (SERMs) and EphB2 kinase inhibitors. SERMs are the leading marketed products for osteoporosis and breast cancer treatment. By potentially reducing drug-related adverse events, these new SERM lead candidates show promise to provide significant advantages over the currently marketed products. EphB2 kinase inhibitors have potential as a treatment for gliomas, a form of brain cancer. Transition is committed to designing a clinical development path for these compounds thereby facilitating their future development and partnership.

DISCOVERY PROGRAM FOR HIGH VALUE LEAD COMPOUNDS

With the pharmaceutical industry's increasing demand for new products, there is a premium for specific classes of lead candidates targeting high-value drug targets. As part of this transaction, Transition is assuming a program identifying lead compounds to five of the most sought-after drug targets in clinical development today. These include inhibitors to cardiovascular targets: renin and cholesterol ester transfer protein, anemia target: hypoxia induced factor prolyl hydroxylase, Alzheimer's disease targets: beta secretase and amyloid beta peptide aggregation. Products inhibiting these drug targets have the potential to provide significant benefit over currently marketed multi-billion-dollar therapeutics.

This acquisition is fundamental to the Company's growth as it enables the Company to meet the pharmaceutical industry's increasing demand for new products. New oral drug candidates generated by this world-class drug discovery engine will create opportunities for partnerships with major pharmaceutical companies as well as replenish our own development pipeline. The end result will be a vertically integrated company with new short-term revenues from early pharmaceutical partnerships and greater potential for long-term royalty income from a growing stable of products.

ADVANCEMENT OF CLINICAL PROGRAMS

In the fiscal first quarter, patient enrolment commenced for an exploratory Phase IIa trial of our lead diabetes regenerative product, E1- I.N.T.TM in type II diabetes patients. Enrolment for the E1- I.N.T.TM exploratory Phase IIa clinical trial is proceeding in type I diabetes patients. These two clinical trials will be evaluating efficacy, safety and tolerability of a 28-day course of daily E1- I.N.T.(TM) treatments with a six month follow-up.

During the quarter, patient enrolment also commenced for a Phase I/II clinical trial of Transition's second Interferon Enhancing Therapy, HCV-I.E.T. in hepatitis C patients. HCV-I.E.T. is a combination of interferon-alpha, ribavirin and Transition's interferon enhancer EMZ702. This trial will evaluate the ability of HCV-I.E.T. to produce a positive therapeutic response in patients who have failed current leading hepatitis C therapies. Interim data from this trial is expected in the second quarter of fiscal 2006.

Enrolment in the Phase II clinical trial for our first Interferon Enhancing Therapy product, MS-I.E.T., which is a combination of interferon-beta and Transition's interferon enhancer EMZ701, is proceeding in patients with relapsing/remitting MS. The reporting of clinical data from this trial is expected in the first half of fiscal 2007.

Subsequent to the quarter end, we jointly announced with Ellipsis Neurotherapeutics Inc. the commencement of clinical development for lead Alzheimer's disease product AZD-103. The AZD-103 compound is a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease. This unique class of therapeutics provides significant advantages over the current products on the market which only treat disease symptoms. An IND submission for a Phase I clinical trial is expected in the second quarter of fiscal 2006. In parallel, additional preclinical studies will commence to support a Phase II trial expected to begin in the first quarter of fiscal 2007.

FINANCIAL REVIEW

For the three-month period ended September 30, 2005, Transition recorded a net loss of $4,322,288 ($0.04 per common share) compared with a net loss of $2,543,441 ($0.02 per common and Class B share) for the three-month period ended September 30, 2004.

Research and development, net increased to $1,479,694 for the three-month period ended September 30, 2005 from $758,852 for the same period in fiscal 2005. This increase was primarily the result of an increase in clinical program expenses relating to the Company's I.E.T.(TM) and I.N.T.(TM) on-going clinical trials and the full quarter impact of strengthening the Company's product development team.

General and administrative expenses increased to $692,313 for the three-month period ended September 30, 2005 from $600,944 for the same period in fiscal 2005. This increase primarily resulted from increased corporate development activities, relocation of the Company's office facilities and the full impact of strengthening the management team.

Interest income for the three-month period ended September 30, 2005, was $93,784 as compared to $104,505 for the same period in fiscal 2005. This decrease in interest income resulted from decreased cash balances.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Financial Statements to Follow
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TRANSITION THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                SEPTEMBER 30,     JUNE 30,
                                                                     2005           2005
                                                                      $              $
                                                                -------------   -----------
ASSETS
CURRENT
Cash and cash equivalents                                         18,041,813      6,598,221
Short-term investments                                                    --     14,000,748
Receivables                                                           39,184        170,116
Investment tax credits receivable                                    616,339        566,339
Research inventory                                                   733,521        709,444
Prepaid expenses and other assets                                    565,409        275,365
Deposits                                                             125,397        132,159
                                                                 -----------    -----------
TOTAL CURRENT ASSETS                                              20,121,663     22,452,392
                                                                 -----------    -----------
Long-term research inventory                                       1,641,301      1,872,643
Deferred charges                                                     122,832        125,040
Capital assets, net                                                  522,074        453,166
Technology                                                        10,313,617     12,310,463
Investment                                                         2,035,388      2,121,566
Assets transferred under contractual arrangement                     455,274      1,128,461
                                                                 -----------    -----------
                                                                  35,212,149     40,463,731
                                                                 ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                           1,192,058      2,150,933
Current portion of deferred revenue                                  465,107        465,107
Current portion of obligation under capital leases                    17,019         17,019
                                                                 -----------    -----------
TOTAL CURRENT LIABILITIES                                          1,674,184      2,633,059
                                                                 -----------    -----------
Deferred revenue                                                   1,695,161      1,727,972
Liability to ENI subject to guaranteed share value obligation        815,000        820,900
Liabilities transferred under contractual arrangement                 34,539         34,539
Obligation under capital leases                                       48,791         48,791
Leasehold inducement                                                  25,722             --
                                                                 -----------    -----------
TOTAL LIABILITIES                                                  4,293,397      5,265,261
                                                                 -----------    -----------
Commitments
Guarantees
Subsequent events
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                                  77,254,351     77,254,351
   Contributed surplus                                             3,179,465      2,811,966
   Stock options                                                     418,699        743,628
   Warrants                                                          486,615        486,615
   Exchange Rights                                                   388,000        388,000
Deficit                                                          (50,808,378)   (46,486,090)
                                                                 -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                        30,918,752     35,198,470
                                                                 -----------    -----------
                                                                  35,212,149     40,463,731
                                                                 ===========    ===========

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                                                 THREE-MONTH     Three-month
                                                                 PERIOD ENDED    period ended
                                                                SEPTEMBER 30,   September 30,
                                                                     2005            2004
                                                                      $               $
                                                                -------------   -------------
REVENUES
Management fees                                                       82,090              --
Licensing fees                                                        32,811          10,937
                                                                ------------    ------------
                                                                     114,901          10,937
                                                                ------------    ------------
EXPENSES
Research and development, net of investment tax credits of
   $50,000 [2004-$40,000]                                          1,479,694         758,852
General and administrative                                           692,313         600,944
Amortization                                                       2,010,331       2,157,579
Foreign exchange loss (gain)                                         (15,889)          3,067
Loss on disposal of capital assets                                     3,969              --
                                                                ------------    ------------
                                                                   4,170,418       3,520,442
                                                                ------------    ------------
Loss before the following                                         (4,055,517)     (3,509,505)
Interest income, net                                                  93,784         104,505
Equity loss in affiliate                                            (162,368)             --
Losses of company transferred under contractual arrangement         (198,187)             --
                                                                ------------    ------------
Loss before income taxes                                          (4,322,288)     (3,405,000)
                                                                ------------    ------------
Recovery of (provision for) income taxes
   Current                                                                --              --
   Future                                                                 --         861,559
                                                                ------------    ------------
NET LOSS FOR THE PERIOD                                           (4,322,288)     (2,543,441)
                                                                ------------    ------------
DEFICIT, BEGINNING OF PERIOD, AS ORIGINALLY PRESENTED            (46,486,090)    (32,217,802)
Adjustment for change in accounting policy related to
   stock-based compensation                                               --         (45,180)
                                                                ------------    ------------
DEFICIT, BEGINNING OF PERIOD, RESTATED                                    --     (32,262,982)
                                                                ------------    ------------
DEFICIT, END OF PERIOD                                           (50,808,378)    (34,806,423)
                                                                ============    ============
BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE               $      (0.04)   $      (0.02)
                                                                ============    ============

TRANSITION THERAPEUTICS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                 THREE-MONTH     Three-month
                                                                 PERIOD ENDED    period ended
                                                                SEPTEMBER 30,   September 30,
                                                                     2005            2004
                                                                      $               $
                                                                -------------   -------------
OPERATING ACTIVITIES
Net loss for the period                                          (4,322,288)     (2,543,441)
Add (deduct) items not involving cash:
   Amortization of capital assets                                    26,702          23,191
   Amortization of technology                                     1,996,846       2,146,066
   Amortization of leasehold inducement                                  --            (925)
   Acquisition of leasehold inducement                               25,722              --
   Write-off of research inventory                                   15,422              --
   Provision for (recovery of) income taxes- future                      --        (861,559)
   Stock-based compensation expense                                  42,570          40,944
   Equity loss in affiliate                                         162,368              --
   Losses of company transferred under contractual
      arrangement                                                   198,187              --
   Loss on disposal of capital assets                                 3,969              --
   Investment in ENI                                                (82,090)             --
                                                                 ----------      ----------
                                                                 (1,932,592)     (1,195,724)
Net change in operating assets and liabilities                     (999,985)        512,632
                                                                 ----------      ----------
CASH USED IN OPERATING ACTIVITIES                                (2,932,577)       (683,092)
                                                                 ----------      ----------
INVESTING ACTIVITIES
Maturity of short-term investments                               14,000,748              --
Purchase of capital assets                                         (102,591)         (2,419)
Proceeds on disposal of capital assets                                3,012              --
Cash received under contractual arrangement                         475,000              --
                                                                 ----------      ----------
CASH PROVIDED BY INVESTING ACTIVITIES                            14,376,169          (2,419)
                                                                 ----------      ----------
FINANCING ACTIVITIES
Repayment of obligation under capital leases                             --            (759)
Proceeds from issuance of common shares, net                             --       6,412,026
                                                                 ----------      ----------
CASH PROVIDED BY FINANCING ACTIVITIES                                    --       6,411,267
                                                                 ----------      ----------
NET INCREASE  IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                                             11,443,592       5,725,756
Cash and cash equivalents, beginning of period                    6,598,221      17,641,155
                                                                 ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         18,041,813      23,366,911
                                                                 ==========      ==========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:30e 04-NOV-05